BACON LAW GROUP

Thomas C. Bacon, Principal TBacon@baconlawgroup.com	1601 N. Sepulveda Boulevard, #349 Manhattan Beach, CA 90266 (310) 880-2698

March 4, 2016

VIA EDGAR

Christina DiAngelo Fettig

Securities and Exchange Commission

100 F. Street, NE

Washington DC 20549

Re:	Triton Pacific Investment Corporation, Inc. File Nos. 333-206730

Dear Ms. Fettig:

On behalf of Triton Pacific Investment Corporation, Inc. (the “Company”), set forth below are the Company’s responses to the oral accounting comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form N-2 (File No. 333-206730)(the “Registration Statement”), we submit this letter in response to your comments.

For your convenience, a summary of the Staff’s comments is numbered and presented in bold, and each comment is followed by the Company’s response.

1.          Please include a cover letter with all future Registration Statement filings, including the required Tandy representations. The cover letter should also include a description of the reasons for the applicable filing.

Response:  The Company will include a cover letter with relevant contact information and the requisite Tandy representations with all future Registration Statement filings. The cover letter will also include the reasons for the particular filing.

2.          Please confirm that all future N-2 filings will be filed under the Company’s 1933 Act Registration Number.

Response:  All future amendments to the Company’s Form N-2 will be filed only under the Company’s 1933 Act Registration Number, number 333-206730.

3.          Please confirm that future amendments to the Registration Statement will include its updated financial information for the quarter ended September 30, 2015.

Response:  Concurrently with the filing of this letter, the Company is filing a Pre-Effective Amendment No. 1 to its registration statement (“Amendment 1”) which includes the Company’s interim financial statements for the quarter ended September 30, 2015.

Christina DiAngelo Fettig

March 4, 2016

4.          Please inform the Staff when FINRA has issued its no-objections letter with respect to the offering to be conducted pursuant to the Registration Statement.

Response:  On February 17, 2016, FINRA issued its no-objections letter with respect to the offering to be conducted pursuant to the Registration Statement.

5.          In Note 1 to the Company’s financial statements for the quarter ended June 30, 2015, the Company is referred as a “private equity fund.” Please explain.

Response:  The Company will revise its discourse in future amendments to its registration statement to no longer refer to itself as a private equity fund. In all instances where the Company referred to itself as a private equity fund, the Company intends to instead include the following disclosure:

We are a specialty finance company that primarily makes private equity investments including structured equity and debt investments in small to mid-sized private U.S. companies. Similar to many non-registered private equity funds, our investment objectives are to maximize our portfolio's total return by generating long-term capital appreciation from our private equity investments and current income from our debt investments.

This revised disclosure is included in Amendment 1.

6.          On page F-10 of the Form N-2, under the heading “Capital Gains Incentive Fee,” please add language explaining the Company’s policy for accruing unrealized gains.

Response:  The requested language is included in the Management’s Discussion and Analysis section of Amendment 1. Specifically, Amendment 1 contains the following disclosure following the discussion of the capital gains incentive fee:

While the investment advisory agreement neither includes nor contemplates the inclusion of unrealized gains in the calculation of the capital gains incentive fee, pursuant to an interpretation of an American Institute of Certified Public Accountants, or AICPA, Technical Practice Aid for investment companies, we include unrealized gains in the calculation of the capital gains incentive fee expense and related accrued capital gains incentive fee. This accrual reflects the incentive fees that would be payable to our Advisor as if our entire portfolio was liquidated at its fair value as of the balance sheet date even though our Adviser is not entitled to an incentive fee with respect to unrealized gains unless and until such gains are actually realized.

7.         In the table included in the “Fees and Expenses” section of the Registration Statement, please support the estimate that the Company expects to raise $50 million in gross offering proceeds in the next twelve months. Finally, please expain why incentive fees are listed at 0%.

Response:  The Company confirms that it continues to believe that its estimate of gross offering proceeds for 2016 is reasonable based on the current information. The Company works with its dealer manager in forecasting its capital raise on an ongoing basis. The Company has made a best-effort estimate of its capital raise activity for the 12-month period ending December 31, 2016 based on such forecasting and a variety of other factors as further discussed. The Company’s forecast of the gross capital raise for 2016 is based on variables such as the present and projected size of the broker-dealer syndicate for the current offering of common stock, and the relative positioning of the Company’s offering in the equity capital markets for non-traded public offerings such as unlisted business development companies and REITS.

Christina DiAngelo Fettig

March 4, 2016

The Company and its dealer manager completely overhauled its sales efforts in the third quarter of 2015, including hiring a new president of the dealer manager and increasing the number of wholesalers by more than 60%. Further, by year end, the dealer manager has entered into participating dealer agreements with 33 firms who collectively employ approximately 1,450 registered representatives. In aggregate, the dealer manager has increased the number of participating broker dealers by approximately 175% since January 1, 2015. As a result of these changes, the Company and its dealer manager have seen an increase in its monthly gross sales numbers of over 700% in December 2015 as compared to January 2015. This upward trend is expected to continue and improve throughout the 2016 calendar year.

Following the effectiveness of its registration statement, and for the remainder of 2016, the Company expects its capital raising to increase at a greater rate as compared to the year to date capital raise. As the dealer manager’s wholesaling team continues to penetrate the existing footprint, there will be an accelerating uptick in production. This anticipated increase in capital raising is also based, in part, on the expected entry of the Company’s dealer manager into additional selling agreements with selected broker-dealers, including broker-dealers with significant selling platforms and forecasted sales. In addition, the Company understands that certain of the already contracted broker-dealers plan to ramp sales following the effectiveness of the registration statement and their receipt of the new prospectus contained therein. This increase in the Company’s broker dealer network and larger sales team is expected to result in a corresponding increase in sales,

Based on all of these factors, the Company believes that its estimate of $50 million in gross sales in 2016 is reasonable. Notwithstanding the foregoing, the Company will continue to monitor its assumptions regarding its capital raising for 2016. If those assumptions change in any material and relevant respect, the Company will supplement the prospectus to reflect those changes in the “Fees and Expenses” table.

8.          In the Portfolio Companies table of the reistration statement, please include additional disclosure regarding any portfolio company in which the Company’s investment represents more than five percent of its total assets. In addition, please include the percentage of the class of equity securities of each portfolio cmpany owned by the Company.

Response:  In amendment 1, the Company revised the disclosure referenced in the Staff’s comment to comply better with Instruction 2 to Item 8.6 of Form N-2. The revised disclosure, included in Amendment 1, is as follows:

Set forth below is a description of each portfolio company in which we have made an investment that represents greater than 5% of our total assets as of September 30, 2015. Because of the relative size of our investments in these companies, we are exposed to a greater degree to the risks associated with these companies.

ACON IWP Investors, LLC is the parent company of Injured Workers Pharmacy, LLC (“IWP”). IWP is an online pharmacy that specializes in providing prescriptions to patients involved in workers compensation claims. IWP’s revenues and profits can be impacted by reimbursement rates from private insurance companies and increases in the prices charged by drug providers. Changes in government regulations affecting the reimbursement rates for Medicare and other state-sponsored insurance plans could have a material impact on IWP’s business. As of September 30, 2105, we owned common membership interests of ACON IWP Investors, LLC representing approximately 0.5% of IWP’s outstanding equity securities on a fully-diluted basis.

Christina DiAngelo Fettig

March 4, 2016

Javlin Capital LLC is a company located in Omaha, Nebraska, whose principal activities are providing capital in the form of debt and profit participation investments and directly purchasing certain receivable assets. The Company operates primarily through two wholly-owned subsidiaries: Javlin Consumer Finance LLC and Javlin Commercial Finance LLC. Javlin Consumer Finance LLC (“Javlin Consumer”) is a company whose principal activity is providing capital to purchasers of portfolios of performing and non-performing assets. Javlin Commercial Finance LLC (“Javlin Commercial”) is a company whose principal activity is purchasing portfolios of receivables from medical service providers and engaging collection specialists to manage the recovery of these payments from third party providers. Javlin’s revenues and profits can be tied to the collectability of the receivables it acquires. In addition, fluctuations in interest rates could have a material impact on Javlin. An employee of the Company’s sponsor sits on the board of directors of Javlin. As of September 30, 2105, we owned Series C-2 membership interests of Javlin representing approximately 1.0% of Javlin’s outstanding equity securities on a fully-diluted basis.

9.          In the Company’s Statements of Financial Position, the Company’s investments in its affiliates and controlled companies should be stated separately in accordance with Section 6-04(2) of Regulation S-X.

Response:  The Company’s investments in affiliates and controlled companies are stated separately in the Statements of Financial Position for the quarter ended September 30, 2015 included in Amendment 1.

10.        On page F-2 of the Registration Statement, the Company’s Statements of Financial Position for the quarter ended June 30, 2015, the $565,000 of temporary equity does not reconcile with the amounts set forth in Note 9.

Response:  The Company’s Statement of Financial Position for September 30, 2015 included in Amendment 1 does not include any temporary equity as the contingency relating to these shares has been removed.

11.        In the Company’s Statements of Operation it is noted that Section 6-07(1) and (7) of Regulation S-X require separate disclosure of amounts from controlled and affiliated companies.

Response:  The Statements of Operations for the quarter ended September 30, 2015, included in Amendment 1, include separate disclosure of amounts from controlled and affiliated companies.

12.        The Company’s Schedule of Investments and Notes to Financial Statements for the quarter ended June 30, 2015 are labeled as “Consolidated”. The term “Consolidated” should also be included in the titles to the Company’s Statements of Financial Position, Statements of Operations and Statements of Cash Flow. In addition, the notes to the financial statements should include the basis of the Company’s consolidation.

Response:  The Company made these revisions to the September 30, 2015 financial statements included in Amendment 1.

Christina DiAngelo Fettig

March 4, 2016

13.        Please confirm that the Company is aware of the enhanced disclosure requires for the Company’s “significant subsidiaries” as defined in Section 1-02(w) of Regulation S-X.

Response:  The Company does not currently have any “significant subsidiaries” but acknowledges the disclosure requirements for significant subsidiaries as defined in Regulation S-X.

14.        On page F-8 of the N-2, please include additional disclosure regarding the Company’s wholly-owned subsidiaries in all future filings.

Response:  The Company included this disclosure in its September 30, 2015 financial statements included in Amendment 1.

15.        Please confirm the Company does not have any unfunded commitments to disclose.

Response:  The Company confirms that it does not have any unfunded commitments.

16.        On page F-19 of the Form N-2, please explain how the Company’s net asset value per share has not changed given the fact organization and offering costs have been paid directly by the Company.

Response:  The Company’s DRIP plan calls for a 5% discount to the Offering Price which results in incremental NAV changes. This increase along with increases in NAV from undistributed income has been used to pay a portion of the organization and offering costs. It should be noted that as is indicated in Amendment 1, the Company’s NAV did decrease following the end of the third quarter to $13.47 per share.

17.        Please ensure that any audit opinions contained in future filings include a reference to the financial highlights.

Response:  The Company will ensure that the requested disclosure is included in all future filings where applicable.

18.        In the Company’s Schedule of Investments, the Company’s investment in Javlin Capital LLC Subordinated Convertible Notes should reference footnote (a). In addition, footnote (d) of that Schedule should reference Note 1 and not Note 2.

Response:  The Company made these revisions to the September 30, 2015 financial statements included in Amendment 1.

19.        Please describe the Company’s accounting methods for costs relating to its ongoing public offering and how the Company’s narrative disclosure ties to its financial statements.

Response: During an accounting period, the Company accumulates its offering costs as assets of the Company. Certain of these offering costs are paid directly by the Company and others are paid by the Adviser on behalf of the Company. Offering costs that are paid by the Adviser on behalf of the Company are entered by debiting the asset accumulated by the Company and crediting a payable to the Adviser.

Christina DiAngelo Fettig

March 4, 2016

At the close of an accounting period, all offering costs directly paid by the Company are initially charged to capital. The Adviser and the Company then determine which offering costs are eligible to be reimbursed by the Adviser on behalf of the Company. The costs subject to reimbursement include any organizational and offering costs that the Adviser and the Company agree are subject to reimbursement pursuant to the Amended and Restated Expense Support and Conditional Reimbursement Agreement between the Company and the Adviser, or the expense reimbursement agreement, provided that such expenses do not exceed fifteen percent (15%) of the gross proceeds raised by the Company in its offering inclusive of all dealer manager fees.1 To the extent any of these costs were initially paid directly by the Adviser (and held as a payable to the Adviser), such costs are netted against the corresponding receivable due from the Adviser. To the extent there are any due to and due from amounts between the Company and the Adviser, such amounts have been and will continue to be, settled in cash on a quarterly basis and in accordance with the terms and limitations contained in the expense reimbursement agreement.

Through September 30, 2015, the Adviser agreed to reimburse the Company a total of $1,089,193 in operating expenses and $1,574,617 in offering costs, for a total of $2,663,810. Of this amount, the Adviser paid $2,109,409 of expenses directly and reimbursed the Company another $342,715 in cash, leaving a total of $211,686 remaining as due from the Adviser. This amount is largely related to a contingent legal fee that has not yet come due and is yet to be paid by anyone. Should the Company at some point pay this amount, then it is likely the Adviser would cash settle at that time.

Through September 30, 2015, total advisory fees payable to the Adviser were $127,951, or approximately 2.16% of the Company’s total gross offering proceeds of $5,921,928. In addition, total other organizational and offering costs absorbed by the Company as of September 30, 2015 were $497,867, or 8.4% of total gross offering proceeds. Together with the offset management fees, this amounts to about 10.6% of the gross offering proceeds. To the extent additional advisory fees are offset in the future against amounts owed by the Adviser to the Company, any such offsets will continue to be subject to the same cap of 15% of the total gross proceeds raised in the offering, inclusive of sales loads. Any amounts owed to the Adviser in excess of 15% of total gross offering proceeds must be settled in cash, again subject to the expense reimbursement agreement.

To summarize (as of September 30, 2015):

Operating Expenses to be reimbursed	$1,089,193
Offering Costs to be reimbursed	$1,574,617
Expenses & Costs paid directly by TPA	$(2,109,409)
Cash Payments to BDC by TPA	$(342,715)
$211,686

Adviser Fees	$127,951
Gross Sales Proceeds	$5,921,928
Fees as % of Gross Proceeds	2.16%

1 Pursuant to the expense reimbursement agreement, and in compliance with applicable FINRA rules, organization and offering expenses in excess of fifteen percent (15%) of the gross proceeds from the offering must be borne by the sponsor/Adviser and are not subject to reimbursement from the Company. In some cases, the total sales load charged by the Company is less than 10%, so expenses subject to reimbursement are capped at 15% of gross sales proceeds, inclusive of the sales load, rather than 5% of gross sales proceeds, exclusive of the sales load.

Christina DiAngelo Fettig

March 4, 2016

An alternative presentation of this reconciliation would be to say the Company has directly incurred $554,401 in organizational and offering costs and operating expenses subject to agreed reimbursement by the Adviser. Of this amount, $342,715 has been settled in cash, with the remainder to be settled upon the realization of the Company’s contingent legal expense.

The Company undertook the analysis required by ASC 450 and believes its accounting is correct with respect to the expense reimbursement agreement. In conducting this analysis, the Company considered whether its obligation to repay the Adviser for expenses advanced under the expense reimbursement agreement satisfied the criteria contained in paragraphs (a), (b), and (c) of FASB Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements, paragraph 36 and the criteria of FASB Statement No. 5, Accounting for Contingencies, paragraph 8. In performing its analysis, the Company concluded that, based on its own projections for its continuous offering, the Company could be required to repay its Adviser up to a total of $2,633,810 of total costs paid on its behalf by the Adviser for organizational and offering costs and operating expenses, depending on the success of the Company’s continuous offering and satisfaction of the other limitations contained in the expense reimbursement agreement. The Company intends to continue to perform a similar ASC 450 analysis in connection with the preparation of all of its quarterly and annual financial statements.

20.          Please explain the discrepancy between the Company’s actual operating expenses and its reimbursed operating expenses for the year ended December 31, 2014 as reflected on the Company’s financial statements included in its registration statement.

Response:  The discrepancy between the Company’s actual operating expenses and its reimbursed operating expenses relates to the Company’s settlement of certain outstanding board fees that occurred in the fourth quarter of 2014. Specifically, as described in the Company’s registration statement, in the fourth quarter of 2014, the Company reached an agreement with its independent directors whereby the independent directors agreed to restructure their board fees and agreed to receive a cash payment in exchange for forgiveness of board fess that had been previously incurred but remained unpaid. The following table reconciles these amounts:

2014 Expenses per 10-K	249,465
2014 Expenses Reimbursed by Adviser per Statement of Operations	(249,357)
2014 Expenses Reimbursed per Schedule	(346,240)
2013 Portion of Board Expenses Canceled	(96,883)

The expense payments table included in Note 4 to the Company’s financial statements (both for the year ended December 31, 2014 and the quarter ended September 30, 2015) reflects the adjustment for the cancelled board fees based on the period(s) in which the expense for the cancelled board fees were originally incurred.

21.          On page F-14 of the Registration Statement, an aging chart is included for the Company’s operating expenses reimbursed by Triton Pacific Adviser, LLC, the Company’s investment adviser (the “Adviser”). Please include a similar aging chart for organizational and offering expenses. In addition, please explain why, under the Expense Reimbursement Agreement, organizational expenses incurred in 2011 are still subject to reimbursement.

Response:  The Company will include an aging chart for the organization and offering expenses in its future amendments to the Registration Statement.  In addition, per our discussion, the aging chart shall provide that if an expense support payment made by the Adviser has not been reimbursed within a period of three (3) years from the quarter in which the expense was incurred by the Company, the Company’s obligation to reimburse the Adviser for such payment terminates.

Christina DiAngelo Fettig

March 4, 2016

22.          On page F-15 of the Form N-2, in the Source of Distributions table, please include a line item for expense reimbursements from sponsor.

Response:  The Company made these revisions to the September 30, 2015 financial statements included in Amendment 1.

23.          The financial highlights table included in Note 8 to the Company’s financial statements for the year ended December 31, 2014 should include five years’ worth of data.

Response:  The Company will include five years’ worth of data in future filings with its audited financial statements for the year ended December 31, 2015.

24.          In the financial highlights table included in Note 8 to the Company’s financial statements for the six months ended June 30, 2015, the line item referencing “Ratio of expense recoupment payable to sponsor to average net assets” should reference footnote (5) and not footnote (6).

Response:  The Company corrected this reference in the September 30, 2015 financial statements included in Amendment 1.

If you have any questions, or if you require additional information, please do not hesitate to contact Mr. Thomas C. Bacon at (310) 880-2698.

Very truly yours,

/s/ Thomas C. Bacon

Thomas C. Bacon, Esq.

Attorney for Triton Pacific Investment Corporation, Inc.

Exhibit 1

TRITON PACIFIC INVESTMENT CORPORATION

10877 Wilshire Boulevard, 12th Floor

Los Angeles, CA 90024

March 4, 2016

VIA EDGAR

Christina DiAngelo Fettig

Securities and Exchange Commission

100 F. Street, NE

Washington DC 20549

Re:	Triton Pacific Investment Corporation, Inc. File Nos. 333-206730

Dear Ms. Fettig.

Reference is made to the letter dated March 4, 2016 from Thomas C. Bacon, counsel for Triton Pacific Investment Corporation, Inc. (the “Company”), responding to comments received telephonically from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form N-2 (File No. 333-206730).

This letter shall confirm that the Company understands that it is responsible for the adequacy and accuracy of the disclosures in its filings. Furthermore, the Company acknowledges that (i) neither Staff comments nor changes in disclosure in response to Staff comments foreclose the Commission from taking any action with respect to the filings and (ii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Craig Faggen
Craig Faggen, President,
Triton Pacific Investment Corporation, Inc.